# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Treasure Global Inc, CIK 0001905956
CUSIP: 89458T205
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/10/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049836

## Reporting persons
- Richard Low Kean Huat: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 2,480,000; shared voting power 0; sole dispositive power 2,480,000; shared dispositive power 0; aggregate amount beneficially owned 2,480,000 (8.37% of the class)

## Item 1. Issuer
Name of issuer: Treasure Global Inc
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York 10001

## Item 2. Person Filing
Name of person filing: Richard Low Kean Huat
Address of principal business office or, if none, residence: c/o Treasure Global Inc, 276 5th Avenue, Suite 704 #739, New York, New York 10001
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person owns 2,480,000 shares of Common Stock
Percent of class: Based on 29,612,655 shares outstanding as of December 10, 2024 as reported on the Issuer's Registration Statement on Pre-14C filed on December 10, 2024, 8.37
Sole power to vote or to direct the vote: 2,480,000
Shared power to vote or to direct the vote: The Reporting Person does not share voting power
Sole power to dispose or to direct the disposition: 2,480,000
Shared power to dispose or to direct the disposition: The Reporting Person does not share disposition power

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Richard Low Kean Huat: /s/ Richard Low Kean Huat, Richard Low Kean Huat/Self (01/03/2025)